April 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Acceleration Request of NETSTREIT Corp. Registration Statement on Form S-11 (File No. 333-255042)

Dear Ms. Gorman:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the Preliminary Prospectus, dated April 5, 2021, included in the above-referenced Registration Statement, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

Pursuant to Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of NETSTREIT Corp. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:15 p.m., Eastern time, on April 7, 2021, or as soon thereafter as practicable.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature page follows]

Securities and Exchange Commission

Very truly yours,

Wells Fargo Securities, LLC
BofA Securities, Inc.
JEFFERIES LLC
Stifel, Nicolaus & Company, Incorporated
as representatives of the several underwriters

Wells Fargo Securities, LLC

By:	/s/ Elizabeth Alvarez
Name:	Elizabeth Alvarez
Title:	Managing Director

BofA Securities, Inc.

By:	/s/ Hicham Hamdouch
Name:	Hicham Hamdouch
Title:	Managing Director

Jefferies LLC

By:	/s/ Joshua G. Fuller
Name:	Joshua Fuller
Title:	Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Justin P. Bowman
Name:	Justin P. Bowman
Title:	Managing Director

[Signature Page to NETSTREIT Corp. Acceleration Request]